Exhibit 1

FOR IMMEDIATE RELEASE	27 February 2014

| 2013 Preliminary Results

¢	Billings up 4.1% at over £46 billion
¢	Revenues up 6.2% at over £11 billion
¢	Like-for-like revenue up 3.5%, with second half up 4.6%
¢	Operating margin at historical high of 15.1%, up 0.3 margin points, up 0.5 margin points in constant currency and 0.6 margin points like-for-like
¢	Gross margin or net sales margin at historical high of 16.5%, up 0.4 margin points
¢	Impact of exchange rates in second half reduced reported margin
¢	Headline profit before interest and tax £1.662 billion, up over 8%
¢	Headline profit before tax £1.458 billion, up almost 11%
¢	Profit before tax £1.296 billion, up almost 19%
¢	Headline diluted earnings per share of 80.8p, up over 10%
¢	Dividends per share of 34.21p, up 20%, and pay-out ratio of 42% versus 39% last year, with a targeted dividend pay-out ratio of 45% in 2014
¢	Share buy-back target raised to 2-3% of share capital against current 1%
¢	Strategic targets raised for each of faster growth markets and new media sectors to 40-45% of revenues from 35-40% over the next five years
¢	Constant currency net debt at 31 December 2013 down £634 million on same date in 2012, with average net debt in 2013 down £244 million over 2012
¢	Good start to 2014 with January like-for-like revenues up 5.7% and gross margin or net sales up 4.1%

Key figures

£ million	2013	Δ reported[1]	Δ constant[2]	% revenues	2012	% revenues

Revenue	11,019	6.2%	5.7%	-	10,373	-

Gross Margin (Net Sales)	10,076	5.9%	5.4%	91.4%	9,515	91.7%

Headline EBITDA[3]	1,896	8.0%	8.4%	17.2%	1,756	16.9%

Headline PBIT[4]	1,662	8.5%	9.0%	15.1%*	1,531	14.8%

EPS headline diluted[5]	80.8p	10.1%	9.7%	-	73.4p	-

Diluted EPS[6]	69.6p	10.8%	10.6%	-	62.8p	-

Dividends per share	34.21p	20.0%	20.0%	-	28.51p	-

*	Gross margin or net sales margin of 16.5% (2012 16.1%)

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency exchange rates
[3]	Headline earnings before interest, tax, depreciation and amortisation
[4]	Headline profit before interest and tax
[5]	Diluted earnings per share based on headline earnings
[6]	Diluted earnings per share based on reported earnings

Full Year highlights

■	Reported billings increased 4.1% to £46.2bn driven by a strong leadership position in all net new business league tables
■	Revenue growth of 6.2%, with like-for-like growth of 3.5%, 2.2% growth from acquisitions and 0.5% from currency
■

Like-for-like revenue growth in all regions, characterised by strong growth in Asia Pacific, Latin America, Africa and the Middle East and the United Kingdom and all but one sector (public relations and public affairs), with strong growth in advertising and media investment management and branding and identity, healthcare and specialist communications (including direct, digital and interactive)

■

Like-for-like gross margin or net sales growth at 3.4%, in-line with like-for-like revenue growth of 3.5%, but with stronger growth in the Group’s data investment management businesses, offset by lower gross margin growth in media investment management, as we see the initial impact of increased digital inventory trading, where billings effectively become revenues in comparison with traditional media buying. Revenues are, therefore, likely to grow faster than before and faster than gross margin. As a result, we will be focusing more on our gross margin or net sales margin

■	Headline EBITDA growth of 8.0% giving 0.3 margin points improvement, with like-for-like operating costs (+2.9%) rising slower than revenues
■

Strength of sterling in the second half and final quarter lowered reported margins by 0.2 margin points. In the second half of 2013 and more particularly in the final quarter, when approximately two-thirds and 40% respectively of our profits are earned, sterling strengthened against many currencies in key faster growth markets by 10-20%, such as India, Australia, Japan, South Africa, Brazil, Argentina and Indonesia, where operating margins are also above the Group average. This began to have an impact on the Group’s reported margins in September, but escalated throughout the final quarter, with a full year impact of 0.2 margin points. Group margins on a constant currency basis increased by 0.5 margin points, in line with the Group’s margin target of 0.5 margin point improvement. On a like-for-like basis they improved 0.6 margin points.

■

Headline PBIT increase of 8.5% with PBIT margin rising by 0.3 margin points to 15.1%, surpassing the previous historical pro forma high of 14.8% achieved in 2012. On a constant currency and like-for-like basis PBIT margins increased by 0.5 and 0.6 margin points, reflecting the impact of the strength of sterling on the faster growth markets

■	Exceptional gains of £36 million largely representing gains on the re-measurement of the Group’s equity interests, where we have acquired a majority stake
■

Gross margin or net sales margin, a more accurate competitive comparator, up 0.4 margin points to an industry leading 16.5%, up 0.5 margin points in constant currency and 0.6 margin points like-for-like

■	Headline diluted EPS up 10.1% and reported diluted EPS up 10.8%, with 20% higher final ordinary dividend of 23.65p and full year dividends of 34.21p per share up 20%
■	Targeted dividend pay-out ratio raised to 45%, to be reached in 2014
■

Average net debt decreased £244m (7.5%) to £2.989bn compared to last year, at 2013 exchange rates, reflecting the continued improvement in working capital in the second half of the year and also the benefit of converting all of the £450 million Convertible Bond in mid-2013 and lower acquisition spending in 2013

■

Creative and effectiveness excellence recognised again in 2013 with the award of the Cannes Lion to WPP for the most creative Holding Company for the third successive year since its inception, another to Ogilvy & Mather Worldwide for the second consecutive year as the most creative agency network and another to Ogilvy Brazil as the most creative agency. Grey was named Global Agency of the Year 2013 by both Ad Age and Adweek. For the second consecutive year, WPP was awarded the EFFIE as the most effective Holding Company

■	Strategy implementation accelerated in a pre- and post-POG (Publicis Omnicom Group) world as sector targets for fast growth markets and digital raised from 35-40% to 40-45% over the next five years

Current trading and outlook

■

January 2014 | Like-for-like revenues up 5.7% for the month, with like-for-like gross margin or net sales, a more accurate competitive comparator up 4.1%, ahead of budget and stronger than the final quarter of 2013

■	FY 2014 budget | Like-for-like revenue and gross margin or net sales growth of over 3% and headline operating margin target improvement for both of 0.3 margin points, excluding the impact of currency
■

Dual focus in 2014 | 1. Revenue growth from leading position in faster growing geographic markets and digital, premier parent company creative position, new business, “horizontality” and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

■

Long-term targets recalibrated | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and the application of new technology; improvement in staff costs/gross margin ratio of 0.2 to 0.4 margin points p.a. depending on gross margin or net sales growth; operating margin expansion of 0.3 margin points or more on a constant currency basis; and headline diluted EPS growth of 10% to 15% p.a. from margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenues

Revenue analysis

£ million	2013	Δ reported	Δ constant[7]	Δ LFL[8]	Acquisitions	2012

First half	5,327	7.1%	5.5%	2.4%	3.1%	4,972

Second half	5,692	5.4%	5.9%	4.6%	1.3%	5,401

Full year	11,019	6.2%	5.7%	3.5%	2.2%	10,373

Billings increased 4.1% to £46.2 billion, up 3.6% in constant currency. Estimated net new business billings of £6.119 billion ($9.791 billion) were won in the year, up over 57% on last year, placing the Group first in all net new business tables. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital, media, pharmaceutical and shopper marketing assignments, which partly benefitted the latter half of 2013, but the full benefit of which will be seen in Group revenues in 2014.

Reportable revenue was up 6.2% at £11.019 billion. Revenue on a constant currency basis was up 5.7% compared with last year, but changes in exchange rates, chiefly reflecting the weakness of the pound sterling against the US dollar and euro in the first nine months, mostly offset by the strength of the pound sterling against the US dollar, Japanese yen, Australian dollar and Indian rupee in the final quarter, increased revenue by 0.5%. As a number of our competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s Preliminary results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 4.8% to $17.252 billion and earnings before interest and taxes up 7.4% to $2.620 billion, which compares with the $14.584 billion and $1.9269 billion respectively of our closest United States-based competitor and that euro reportable revenues were up 1.4% to €12.978 billion and earnings before interest and taxes up 3.7% to €1.962 billion, which compares with €6.953 billion and €1.10710 billion respectively of our nearest European-based competitor.

On a like-for-like basis, which excludes the impact of currency and acquisitions, revenues were up 3.5%, with gross margin or net sales up 3.4%. In the fourth quarter, like-for-like revenues were up 4.2%, following like-for-like growth in the third quarter of 5.0%, due to stronger growth in the fourth quarter in North America and Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, offset by lower growth in the United Kingdom.

Operating profitability

Headline EBITDA was up 8.0% to £1.896 billion from £1.756 billion and up 8.4% in constant currencies. Group revenues are more weighted to the second half of the year across all regions and functions and particularly in the faster growing markets of Asia Pacific and Latin America. As a result, the Group’s profitability and margins continue to be skewed to the second half of the year and following the strengthening of sterling in the final quarter, particularly against the currencies of the faster growth markets, the Group’s reportable operating margin was lowered. The currency effect is intensified by the fact that disproportionate amounts of central overheads and incentive payments are borne in £ sterling and United States dollars. Headline operating profit for 2013 was up 8.5% to £1.662 billion from £1.531 billion and up 9.0% in constant currencies.

[7]	Percentage change at constant currency exchange rates
[8]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[9]	EBITA, defined as operating income before interest, taxes and amortisation and including POG merger related costs of $41 million
[10]	Operating margin including POG merger related costs of €38 million

Headline operating margins were up 0.3 margin points to a new historical high of 15.1% and up 0.5 margin points in constant currency and 0.6 margin points like-for-like, more than in line with the Group’s margin target, compared to 14.8% in 2012. The headline margin of 15.1% is after charging £27 million ($43 million) of severance costs, compared with £51 million ($82 million) in 2012 and £328 million ($521 million) of incentive payments, versus £291 million ($462 million) in 2012. As already noted, in 2013 the impact of exchange rates reduced reported margins by 0.2 margin points. Constant currency and like-for-like operating margins improved 0.5 and 0.6 margin points respectively. Over the last three years, reported operating margins have improved by 1.9 margin points and by 2.3 margin points excluding the impact of currency.

Given the significance of data investment management revenues to the Group, with none of our parent company competitors presently represented in that sector, gross margin or net sales is a more meaningful measure of comparative top-line growth. This is because data investment management revenues include pass-through costs, principally for data collection, on which no margin is charged. In addition the Group’s media investment management sector is increasingly buying digital media on its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue as well as billings. Thus, revenues and the revenue growth rate will increase, although the gross margin and gross margin growth rate will remain the same and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on gross margin or net sales margins and operating margins in the future. In 2013 headline gross margin or net sales margin was up 0.4 margin points to 16.5%, achieving the highest reported level in the industry.

On a reported basis, operating margins, before all incentives11 and income from associates, were 17.3%, up 0.4 margin points, compared with 16.9% last year. The Group’s staff cost to revenue ratio, including incentives, decreased by 0.1 margin point to 58.8% compared with 58.9% in 2012, indicating increased productivity.

Operating costs

During 2013, the Group continued to manage operating costs effectively, with improvements across most cost categories, particularly staff, property, commercial and office costs.

Reported operating costs12, rose by 5.9% and by 5.2% in constant currency. On a like-for-like basis, total operating and direct costs rose 2.9%, in all cases the growth in costs being lower than the growth in revenues. Reported staff costs, excluding incentives, rose by 5.7% and by 5.1% in constant currency. Incentive payments amounted to £328 million (almost $521 million), which was 17.1% of headline operating profit before incentives and income from associates, compared with £291 million or 16.6% in 2012. Performance in parts of the Group’s data investment management custom businesses, public relations and public affairs, healthcare and direct, digital and interactive businesses fell short of the target performance objectives agreed for 2013, as the like-for-like revenue growth rate was slower in the first nine months of the year, although most improved in the final quarter.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2013 was 117,115, compared to 117,188 in 2012, a decrease of 0.1%. On the same basis, the total

[11]	Short and long-term incentives and the cost of share-based incentives
[12]	Including, direct costs, but excluding goodwill impairment, amortisation of acquired intangibles, investment gains and write-downs and in 2012 the gain on sale of New York property, restructuring charges and costs in relation to changes in corporate structure number of people in the Group, excluding associates, at 31 December 2013 was 119,116 compared to 118,292 at 31 December 2012, an increase of over 800 or 0.7%. These average and point-to-point data reflect the continuing sound management of headcount and staff costs in 2013 to balance revenues and costs. On the same basis revenues increased 3.5% and gross margin or net sales 3.4%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were down 4.8% at £203.6 million, compared with £213.9 million in 2012, a decrease of £10.3 million. This reflected the beneficial impact of lower net debt funding costs and higher income from investments, partially offset by the cost of higher average gross debt, due to pre-funding of 2014 debt maturities.

The tax rate on headline profit before tax was 20.2% (2012 21.2%) and on reported profit before tax was 21.9% (2012 18.1%). The difference in the reported rate is primarily due to significant deferred tax credits arising in the prior year in relation to acquired intangibles that were non-recurring items.

Earnings and dividend

Headline profit before tax was up 10.7% to £1.458 billion from £1.317 billion, or up 11.2% in constant currencies.

Reported profit before tax rose by 18.7%, to £1.296 billion from £1.092 billion. In constant currencies, reported profit before tax rose by 19.5%.

Profits attributable to share owners rose by 13.8% to £937 million from £823 million. In constant currencies, profits attributable to share owners rose by 13.5%.

Headline diluted earnings per share rose by 10.1% to 80.8p from 73.4p. In constant currencies, earnings per share on the same basis rose by 9.7%. Reported diluted earnings per share rose by 10.8% to 69.6p from 62.8p and increased 10.6% in constant currencies.

In the AGM statement in June 2011, the Board increased the dividend pay-out ratio objective to approximately 40% over time, compared to the 2010 ratio of 31%. This was largely achieved in 2012, ahead of schedule, some eighteen months later and as outlined in the June 2013 AGM statement, the Board gave consideration to the merits of increasing the dividend pay-out ratio from the then current level of approximately 40% to between 45% and 50%. Following that review, the Board decided to target a further increase in the pay-out ratio to 45% over the next two years and, as a result, declares an increase of 20% in the final dividend to 23.65p per share, which together with the interim dividend of 10.56p per share, makes a total of 34.21p per share for 2013, an overall increase of 20%. This represents a dividend pay-out ratio of 42%, compared to a pay-out ratio of 39% in 2012. The record date for the final dividend is 6 June 2014, payable on 7 July 2014. We are targeting a pay-out ratio of 45% in 2014.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for 2013, as well as the proportion of Group revenues and operating profit and operating margin by region;

Revenue analysis

£ million	2013	Δ reported	Δ constant[13]	Δ LFL[14]		% group	2012	% group

N. America	3,745	5.6%	4.4%	2.9%		34.0%	3,547	34.2%

United Kingdom	1,414	10.9%	10.9%	4.8%	*	12.8%	1,275	12.3%

W Cont. Europe	2,592	6.3%	2.1%	0.5%		23.5%	2,439	23.5%

AP, LA, AME, CEE[15]	3,268	5.0%	7.9%	6.1%		29.7%	3,112	30.0%

Total Group	11,019	6.2%	5.7%	3.5%	*	100.0%	10,373	100.0%

*	Like-for-like gross margin or net sales growth of 6.8% in the UK and 3.4% for the Group

Operating profit analysis (Headline PBIT)

£ million	2013	% margin	% margin*	2012	% margin	% margin*
N. America	617	16.5%	17.4%	579	16.3%	17.2%
United Kingdom	205	14.5%	15.7%	173	13.6%	15.0%
W Cont. Europe	272	10.5%	12.3%	253	10.4%	11.9%
AP, LA, AME, CEE	568	17.4%	18.9%	526	16.9%	18.3%
Total Group	1,662	15.1%	16.5%	1,531	14.8%	16.1%

*	Headline profit to gross margin or net sales

North America, with constant currency growth of 5.9% in the final quarter and like-for-like growth of 5.4%, achieved their highest quarterly rate of growth in 2013, with particularly strong growth in advertising and media investment management, healthcare and parts of the Group’s digital operations, especially AKQA. Data investment management also performed well, with like-for-like growth of 5.0% in the final quarter.

The United Kingdom’s rate of growth slowed in the final quarter with constant currency growth of 5.5% and like-for-like growth of 2.3%, partly the result of strong comparative rates of growth in the final quarter of 2012. The Group’s advertising and media investment management, public relations and public affairs, direct, digital and interactive and healthcare operations all performed strongly, partly offset by lower revenue growth in data investment management. However, overall gross margin or net sales increased 5.7% on a like-for-like basis, with stronger gross margin growth in the custom research business. On a full year basis, revenues in the United Kingdom rose 10.9% in constant currency and 4.8% like-for-like.

Western Continental Europe, as with the United Kingdom, also slowed slightly in the final quarter compared with a strong third quarter, with constant currency and like-for-like growth of 1.3%. For the year Western Continental Europe revenues grew 0.5% like-for-like (1.9% in the second half) compared with 0.1% in 2012. Italy, Turkey, the Netherlands and Germany all showed good growth in the final quarter, but Spain, Portugal, Belgium, Switzerland and Austria were tougher.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth in the fourth quarter was fastest, as it has been for most of 2013, up 8.2% in constant currency and up 6.0% like-for-like and stronger than quarter three. Growth in the fourth quarter was driven principally by Latin America, Australia and New Zealand, Central and Eastern Europe and Africa, the CIVETS16 and the MIST17. Central and Eastern Europe, after a difficult first half, improved significantly, with like-for-like growth in the second half of over 10%.

[13]	Percentage change at constant currency exchange rates
[14]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[15]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[16]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for almost $940 million revenues, including associates)
[17]	Mexico, Indonesia, South Korea and Turkey (accounting for almost $635 million revenues, including associates)

Latin America showed consistently strong growth for most of 2013, with like-for-like growth in the final quarter up 8.5% and the full year at 9.0%. The Middle East slowed in the fourth quarter, with Africa up over 9% like-for-like. In Central and Eastern Europe, like-for-like revenues were up 12.3% in the fourth quarter, compared with 7.5% in quarter three, with strong growth in the Czech Republic, Russia and Poland. Full year revenues for the BRICs18, which account for almost $1.9 billion of revenue, were up almost 7%, on a like-for-like basis, with the Next 1119 and CIVETS up over 9% and over 15% respectively. The MIST was up over 9%.

In 2013, 29.7% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – slightly down compared with the previous year, although this was the result of the strength of sterling against the currencies of many of the markets in the region. On a constant currency basis, 30.5% of the Group’s revenues came from this region, up 0.7 percentage points compared with 2012 and against the Group’s strategic objective of 40-45% in the next five years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue and revenue growth for 2013, as well as the proportion of Group revenues and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	2013	Δ reported	Δ constant[20]	Δ LFL[21]	% group	2012	% group

AMIM[22]	4,579	7.2%	6.9%	5.5%	41.5%	4,273	41.2%

Data Inv. Mgt.	2,549	3.6%	3.0%	1.6%*	23.1%	2,460	23.7%

PR & PA23	921	0.4%	-0.7%	-1.7%	8.4%	917	8.8%

BI, HC & SC24	2,970	9.1%	8.4%	3.9%	27.0%	2,723	26.3%

Total Group	11,019	6.2%	5.7%	3.5%*	100.0%	10,373	100.0%

*	Like-for-like gross margin or net sales growth of 2.4% in Data Investment Management and 3.4% for the Group

Operating profit analysis (Headline PBIT)

£ million	2013	% margin	% margin*	2012	% margin	% margin*
AMIM	824	18.0%	18.5%	755	17.7%	18.0%
Data Inv. Mgt.	264	10.3%	14.3%	247	10.0%	14.0%
PR & PA	134	14.5%	14.7%	136	14.9%	15.1%
BI, HC & SC	440	14.8%	15.4%	393	14.4%	14.9%
Total Group	1,662	15.1%	16.5%	1,531	14.8%	16.1%

*	Headline profit to gross margin or net sales

[18]	Brazil, Russia, India and China (accounting for over $2.5 billion revenues, including associates)

19  Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for almost $835 million revenues, including associates)

[20]	Percentage change at constant currency exchange rates
[21]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[22]	Advertising, Media Investment Management
[23]	Public Relations & Public Affairs
[24]	Branding and Identity, Healthcare and Specialist Communications

In 2013, almost 35% of the Group’s revenues came from direct, digital and interactive, up over 2.0 percentage points from the previous year and growing well over 7% like-for-like over 2012.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management was the strongest performing sector, with constant currency revenues up 7.9% in the final quarter and like-for-like up 6.5%, very similar to the third quarter like-for-like growth of 6.6%. Advertising grew well in North America, Asia Pacific and Africa as it did in the third quarter, with media investment management showing particularly strong like-for-like growth across all regions and especially in North America, with double digit growth. Full year revenues were up 5.5% like-for-like.

Of the Group’s advertising networks, JWT, Ogilvy & Mather and Grey performed especially well in North America in the fourth quarter, with Y&R performing strongly in the United Kingdom. However, the Group’s advertising businesses in Western Continental Europe generally remained challenged, with like-for-like revenues under pressure. Growth in the Group’s media investment management businesses has been very consistent throughout the year, with constant currency revenues up almost 11% for the year and like-for-like growth up almost 10%. tenthavenue, the “engagement” network focused on out-of-home media, also performed strongly in the fourth quarter, with like-for-like revenue growth up over 16%. The strong revenue growth across most of the Group’s businesses, together with good cost control, resulted in the combined reported operating margin of this sector improving by 0.3 margin points to 18.0%. In 2013, JWT, Ogilvy & Mather, Y&R, Grey and United generated net new business billings of £2.332 billion ($3.732 billion). In the same year, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £3.194 billion ($5.110 billion). The Group totalled £6.119 billion ($9.791 billion) in net new billings versus £3.894 billion ($6.231 billion) in 2012, up over 57%.

Data Investment Management

On a constant currency basis, data investment management revenues grew 3.9% in the fourth quarter, with gross margin or net sales up even stronger at 4.0%. On a like-for-like basis revenues were up 1.2% with gross margin up 1.9%. On a full year basis, constant currency revenues were up 3.0%, with like-for-like revenues up 1.6%, with the second half much stronger than the first half. More significantly, gross margin was up 2.4% like-for-like, a turnaround of the trend seen during 2012. North America, Asia Pacific, Latin America, Africa and the Middle East performed well above the average in the fourth quarter, as they did for the year as a whole. The United Kingdom and Western Continental Europe were more difficult. There seems to be a growing recognition of the value of “real” data businesses, rather than those that depend on third party data. Reported operating margins improved 0.3 margin points to 10.3% (reported gross margin or net sales margins also improved 0.3 margin points to 14.3%). Although there has been marked improvement during 2013, the weakest sub-sector continues to be like-for-like revenue growth in the custom businesses in mature markets, (with North America maybe now the exception), where discretionary spending remains under review by clients. Custom businesses in faster growth markets and syndicated and semi-syndicated businesses in all markets, remain robust, with strong like-for-like revenue and gross margin or net sales growth.

Public Relations and Public Affairs

In constant currencies the Group’s public relations and public affairs businesses returned to top-line growth in the fourth quarter, as forecast at the third quarter results presentations, with constant currency revenues up 2.4% and like-for-like growth of 1.2%. However, overall 2013 was difficult for many of the Group’s public relations and public affairs brands, particularly in North America, Continental Europe, Latin America and the Middle East. Despite careful cost management operating margins fell by 0.4 margin points to 14.5%.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency revenues grew strongly at 8.4% with like-for-like growth of 3.9%. Like-for-like revenue growth slipped slightly in the fourth quarter, due primarily to slower growth in parts of the Group’s branding & identity and specialist communications businesses, but overall the second half was much stronger than the first half on a like-for-like basis. AKQA, the leading digital agency acquired in July 2012, performed particularly well with full year like-for-like revenues up over 20%, with the fourth quarter even stronger. Operating margins, for the sector as a whole, improved, up 0.4 margin points to 14.8%.

Client review

Including associates, the Group currently employs almost 175,000 full-time people (up almost 3%, from almost 170,000 the previous year) in over 3,000 offices in 110 countries. It services 351 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 69 of the NASDAQ 100, 31 of the Fortune e-50 and 768 national or multi-national clients in three or more disciplines. 489 clients are served in four disciplines and these clients account for over 57.5% of Group revenues. This reflects the increasing opportunities for co-ordination and co-operation or “horizontality” between activities both nationally and internationally and at a client and country level. The Group also works with 393 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. “Horizontality” is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In 2013, operating profit was £1.410 billion, depreciation, amortisation and goodwill impairment £438 million, non-cash share-based incentive charges £105 million, net interest paid £203 million, tax paid £273 million, capital expenditure £285 million and other net cash inflows £27 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share buy-backs and dividends was, therefore, £1.219 billion.

This free cash flow was absorbed by £221 million in net cash acquisition payments and investments (of which £28 million was for earnout payments, with the balance of £193 million for investments and new acquisition payments net of disposal proceeds), £197 million in share buy-backs and £397 million in dividends, a total outflow of £815 million. This resulted in a net cash inflow of £404 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2013 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media, data investment management and horizontality, the Group completed 62 transactions in the year; 38 acquisitions and investments were classified in new markets (of which 32 were in new media), 22 in data investment management, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in 2013, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, Kenya, Colombia, China, Hong Kong, Indonesia, Myanmar, the Philippines and Thailand; in data investment management in the United States, Brazil and Myanmar; in public relations and public affairs in the United States, the United Kingdom, China and Hong Kong; in direct, digital and interactive in the United States, the United Kingdom, Belgium, France, Germany, the Netherlands, Poland, South Africa, Turkey, Argentina, Brazil, Colombia, Uruguay, India, Singapore and Australia. Further acquisitions and investments were made in the first two months of 2014 in advertising and media investment management in Russia; in direct, digital and interactive in the United States, the Netherlands, Poland, Russia, South Africa, China and Vietnam.

There appears to be some growing evidence that excessive, competitive acquisition pricing together with lower standards for compliance, driven by a desire to play catch-up are resulting in slower, and even negative growth rates for competitors with several acquired companies in Brazil, India and China.

Balance sheet highlights

Average net debt in 2013 decreased by £244 million to £2.989 billion, compared to £3.233 billion in 2012, at 2013 exchange rates. On 31 December 2013 net debt was £2.240 billion, against £2.821 billion on 31 December 2012, a decrease of £581 million (a decrease of £634 million at 2013 exchange rates), reflecting improvements in working capital and the redemption of the £450 million Convertible Bond, reinforced by lower acquisition spending in 2013. This improvement has continued in the first six weeks of 2014, with average net debt of £2.088 billion, compared with £2.870 billion in the first six weeks of 2013, a decrease of £782 million (a decrease of £827 million at 2014 exchange rates). The net debt figure of £2.240 billion at 31 December, compares with a current market capitalisation of approximately £17.9 billion ($29.9 billion), giving an enterprise value of £20.1 billion ($33.6 billion).

Your Board continues to examine ways of deploying its EBITDA of almost £1.9 billion (over $3.0 billion) and substantial free cash flow of over £1.2 billion (almost $2.0 billion) per annum, to enhance share owner value. The Group’s current market value of £17.9 billion implies an EBITDA multiple of 9.4 times, on the basis of the full year 2013 results. Including year end net debt of £2.240 billion, the Group’s enterprise value to EBITDA multiple is 10.6 times.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2013 is provided in Appendix 1.

Return of funds to share owners

As outlined in the June 2013 AGM statement, the Board gave consideration to the merits of increasing the dividend pay-out ratio from its current level of approximately 40% to between 45% and 50%. Following that deliberation, the Board decided to target an increase in the pay-out ratio to 45% over the next two years and, following the strong first-half results, your Board raised the interim dividend by 20%, around 10 percentage points higher than the growth in headline diluted earnings per share and a pay-out ratio in the first half of 37%. For the full year, headline diluted earnings per share rose by 10.1% and the final dividend has also been increased by 20%, bringing the total dividend for the year to 34.21p per share, up 20%, 10 percentage points higher than the growth in headline diluted earnings per share. This represents a pay-out ratio of 42% for 2013 compared with 39% in 2012. Dividends paid in respect of 2013 will total almost £460 million for the year.

In 2013, 17.4 million shares, or 1.4% of the issued share capital, were purchased at an average price of £11.31 per share, none of which were cancelled.

Current trading

January 2014 revenues were ahead of budget and on a like-for-like basis were up 5.7% with gross margin or net sales up 4.1%, reflecting the divergence between revenue and gross margin or net sales in the Group’s media and data investment management businesses as noted earlier. All regions were up, with North America, the United Kingdom and Latin America up well above the average gross margin growth. All sectors, except branding & identity and the specialist communications businesses were up with advertising and media investment management and direct, digital and interactive, up the strongest.

Outlook

Macroeconomic and industry context

2013, the Group’s twenty eighth year, was another record year. In some respects it was easier than 2012, with faster like-for-like revenue growth, 3.5% versus 2.9%. We reached our margin targets on a constant currency basis and did even better like-for-like. But following a major strengthening of sterling against most of the faster growth markets’ currencies, we missed our margin target in reportable sterling terms. Encouragingly, having budgeted around 3% like-for-like revenue growth at the beginning of 2013, our forecast for full year growth became progressively stronger, and we finished the year with like-for-like growth of 3.5%. This, combined with intelligent control of headcount and discretionary spend, improved profitability and replenished bonus pools. However, pressures within the industry are becoming more and more intense, with clients understandably continuing to demand more for less and consolidating competitors discounting their pricing heavily, particularly in media investment management.

So why was 2013, although another record year, still difficult? Clients were certainly in better shape with profits at an all-time high as a proportion of GDP, margins generally stronger, share prices rising as institutional investors rotated out of government securities and with clients sitting on, in the case of US-based multi-nationals, over $4 trillion in cash with relatively unleveraged balance sheets. But, whilst clients are now certainly in stronger shape than post-Lehman in September 2008, they still lack the necessary confidence given that global GDP growth remains sub-trend and the “grey swans”, or known unknowns remain - although most, if not all, of the latter are whiter. Black swans are the unknown unknowns, which by definition we do not know what they are.

There are at least four or five “grey swans”, perhaps even six now in the case of the United Kingdom. Firstly, the potential fragility of the Eurozone, certainly better since one of the Super Marios, Mario Draghi, took over as the President of the ECB, but still subject to potential shocks, for example, from the implementation of banking stress tests later this year and the still socially and politically unacceptable levels of unemployment and youth unemployment, for example in Spain. The Eurozone has also been aided by others stressing the need to reduce unemployment and surrendering the inflation rate constraint, for example, by both the former and new Chairpersons of the Federal Reserve Bank in the United States, the re-elected Prime Minister Abe in Japan and Mark Carney, the new Governor of the Bank of England in the United Kingdom. This has certainly helped equity securities too.

Second, the prospects for the Middle-East, are probably now, if anything, better than a year ago. Although Syria remains a mess and there remain challenges in Libya and between Israel and Palestine, President Putin’s intervention on the chemical weapons issue in Syria and President Rouhani’s initiatives from Tehran have improved the political climate. Perhaps, the next election in Egypt will also bring more stability, although the region remains generally fragile to say the least.

Third, a China or BRICs hard or soft landing. Most, if not all of these markets have suffered a slowdown in 2013 and, following the tapering noises from the United States, significant currency weakness, with the exception of China. However, they still remain faster growth markets than the slower growth mature markets of the West.

We remain bullish on China. The new leadership has immediately addressed issues of corruption and the new Plenum document reinforced the strategic directions of the Twelfth Five Year Plan, with an emphasis on lower quantum, higher quality GDP growth, a switch to consumption from savings, a healthcare and social security safety net and a strengthening of the service sector.

We also remain bullish on Russia. The Sochi Winter Olympics, the Putin Olympics, has surprised and delighted participants, NBC and viewers, and as long as the oil price remains over $80 the economy should remain solid. Brazil and India both face elections shortly and politics and the economies are dominated by electoral considerations. It looks likely that President Dilma Roussaieff will be re-elected, particularly if Brazil win the 2014 FIFA World Cup. It should be a great tournament, despite infrastructure issues and social unrest, which will continue. After the election, growth should resume on towards the Rio Olympics in 2016. India may be a different kettle of fish. The election may not deliver a clear cut result and although the BJP looks stronger, there will be a coalition, which may result in continued stasis.

However, the continued increase of the hundreds of millions in the new middle-classes in all these countries seems to be the real economic motive force, particularly for the fast-moving consumer goods. On its 25th Anniversary, CNBC together with PricewaterhouseCoopers took a look at the World in 25 more years. China was projected as the world’s biggest economy with GDP of $34 trillion versus $8 trillion now, the USA second at $28 trillion (but still with markedly higher GDP per capita) versus $16 trillion now, and India third. India would be the most populous nation with 1.6 billion people and China second with 1.4 billion. We continue to significantly focus our future on the growth of these markets.

Fourth, and probably still most importantly, dealing with the US deficit and a record level of $16 trillion of debt in the most effective way. Despite the sequester, which slowed growth in the United States in the first half of 2013 by 100 basis points or so and the Congressional agreement to kick the can down the road further than usual, these issues remain to be resolved. In addition, we have to come off the post-Lehman cheap money drug at some time and the scale and speed of tapering remains the key issue for the strength of equity and currency markets. This remains the elephant in the room, as the United States is still currently twice the size of the Chinese economy at around $16 trillion GDP versus over $8 trillion out of a global total of around $85 trillion.

Fifth, and more parochially, the decisions to launch referenda for Scottish independence and Britain’s European Union membership, whilst no doubt being astute political moves, add further uncertainty to the United Kingdom economy until and after the next United Kingdom General Election in 2015.

Finally, whilst economic conditions may have generally slightly improved this year, a further geopolitical risk emerged at the World Economic Forum in Davos last January - the Sino-Japanese spat over the Islands of Diaoyu/Senkaku and the willingness of both sides to engage in a “limited” military action to resolve it. This reminded everyone of historical precedents, where seemingly small events triggered bigger ones.

So all in all, whilst clients may be more confident than they were in September 2008 post-Lehman, with stronger balance sheets, sub-trend global GDP growth combined with these levels of uncertainty and strengthened corporate governance scrutiny make them unwilling to take further risks. They remain focussed on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment not a cost. We see little reason, if any, for this pattern of behaviour to change in 2014, with continued caution being the watchword. There is certainly no evidence to suggest any such change in behaviour so far in 2014.

The pattern for 2014 looks very similar to 2013, perhaps with slightly increased client confidence enhanced by the mini-quadrennial events of the Winter Olympics at Sochi, the FIFA World Cup in Brazil (which will re-position perceptions of Russia and Latin America, just like the Beijing Olympics did for China, the World Cup did for South Africa and London 2012 did for the United Kingdom) and the mid-term Congressional Elections in the United States. Forecasts of worldwide real GDP growth still hover around 3.6%, with inflation of 2.1% giving nominal GDP growth of around 5.7% for 2014, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should grow at least at a similar rate as GDP, buoyed by incremental branding investments in the under-branded faster growing markets. Although both consumers and corporates seem to be increasingly cautious and risk averse, they should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. As the former leading Chief Investment Officer of one of the largest investment institutions said perceptively, companies may be running out of ways of reducing costs and have to focus more on top line growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share.

All in all, 2014 looks to be another demanding year, as a strong UK pound and weak fast growth market currencies continue to take their toll on our reported operating margins.

 Financial guidance

The budgets for 2014 have been prepared on a cautious basis as usual (hopefully), but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe and faster growing functional sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the United States and Western Europe. Our 2014 budgets show the following;

¢	Like-for-like revenue and gross margin growth of over 3%

¢  Target operating margin and gross margin or net sales margin improvement of 0.3 margin points excluding the impact of currency

In 2014, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity and

“horizontality”. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2012 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7.5% of revenues and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We may, in addition, decide that a significant proportion of operating company incentive pools are funded and allocated on the basis of Group-wide performance over the coming years. “Horizontality” has been accelerated through the appointment of 41 global client leaders for our major clients, accounting for over one third of total revenues of $17 billion and 16 country managers in a growing number of test markets and sub-regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the pharmaceutical and shopper marketing industries and the resulting “team” pitches.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and gross margin or net sales growth greater than the industry average

■

Improvement in operating margin and gross margin or net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on revenue growth and staff cost to revenue ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

Uses of funds

As capital expenditure remains relatively stable, our focus is on the alternative uses of funds between acquisitions, share buy-backs and dividends. We have increasingly come to the view, that currently, the markets favour consistent increases in dividends and higher sustainable pay-out ratios, along with anti-dilutive progressive buy-backs and, of course, sensibly-priced strategic acquisitions.

Buy-back strategy

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock. However, given the reduced operating and gross margin or net sales margin targets of 0.3 margin points, the targeted level of share buy-backs will be increased from around 1% of the outstanding share capital to 2-3%. If achieved, the impact on headline EPS would be equivalent to an improvement of 0.2 margin points. In addition, the Company does also have considerable free cash flow to take advantage of any anomalies in market values, particularly as the average 2013 net debt to EBITDA ratio is 1.6 times, at the low end of our market guidance of 1.5-2.0 times, and will come down further this year.

Acquisition strategy

There is a very significant pipeline of reasonably priced small- and medium-sized potential acquisitions, with the exception of Brazil and India and digital in the United States, where prices seem to have got ahead of themselves because of pressure on competitors to catch up. This is clearly reflected in some of the operational issues that are starting to surface elsewhere in the industry, particularly in fast growing markets like China, Brazil and India. Transactions will be focused on our strategy of new markets, new media and data investment management, including the application of new technology and big data. Net acquisition spend is currently targeted at around £300 to £400 million per annum and we will continue to seize opportunities in line with our strategy to increase the Group’s exposure to:

¡	Faster growing geographic markets and sectors

¡	Data investment management, including the application of technology and big data

So far in 2014, acquisitions have already been made in the first two months in the United States, the Netherlands, Poland, Russia, South Africa, China and Vietnam.

Last but not least………

Efficient marketing companies always watch their costs closely. And when they encounter difficult times, they examine them with a rigour bordering on ruthlessness. Over the last five years or so, there cannot have been a single WPP client who failed to interrogate their advertising and promotional costs to within an inch of their lives in the hope of finding what they were hoping to find: savings that carried no financial penalty.

There have, of course, been some reductions in advertising spend, and in other forms of marketing communication. But for an area of expenditure whose return has been historically more difficult to evaluate than many others, marketing communications has shown itself to be remarkably resilient.

In part, this has been because more sophisticated methods of measurement have allowed companies to authorise marketing expenditure with a higher level of confidence; and in part because of the stark reality of competitive life.

There is a limit to how much you can cut before you begin to eat away at the very brand on whose future profit stream you depend. There is no such limit to the degree to which you can make a brand more desirable; or if there is, it is a limitation not of financial resources but of the human imagination.

In the early part of the 20th century, Sir Ernest Rutherford, the father of nuclear physics, is reported to have told the staff of his laboratory, “We haven’t any money so we’ve got to think.”

Over the last few years, a similar demand, though thankfully not quite as draconian, has been made of our companies’ people around the world; and they have responded magnificently. Better than any algorithm, the human mind can perform a kind of alchemy that turns ideas, words, pictures and stories into deeply satisfying objects that the world can take pleasure from.

And, around the world, the tens of thousands of human minds that WPP is supremely fortunate to represent have helped create real wealth for our tens of thousands of appreciative clients.

As is always the case, and never more so than in testing times, any success that WPP may enjoy can be no more than the cumulative success of our talented people. We thank them all.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235
Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Preliminary results for the year ended 31 December 2013

Unaudited preliminary consolidated income statement for the year ended

31 December 2013

£ million	Notes	2013		2012		+/(-)%	Constant Currency[1] +/(-)%

Billings		46,209.3		44,405.3		4.1	3.6

Revenue	6	11,019.4		10,373.1		6.2	5.7

Direct costs		(943.3)		(858.3)		(9.9)	(8.5)

Gross profit	6	10,076.1		9,514.8		5.9	5.4

Operating costs	4	(8,665.8)		(8,273.7)		(4.7)	(4.2)

Operating profit		1,410.3		1,241.1		13.6	14.0

Share of results of associates	4	68.1		69.4		(1.9)	4.5

Profit before interest and taxation		1,478.4		1,310.5		12.8	13.5

Finance income	5	64.3		55.9		15.0	8.9

Finance costs	5	(267.9)		(269.8)		0.7	1.7

Revaluation of financial instruments	5	21.0		(4.7)		-	-

Profit before taxation		1,295.8		1,091.9		18.7	19.5

Taxation	7	(283.7)		(197.2)		(43.9)	(49.0)

Profit for the year		1,012.1		894.7		13.1	13.0

Attributable to:

Equity holders of the parent		936.5		822.7		13.8	13.5

Non-controlling interests		75.6		72.0		(5.0)	(7.5)

		1,012.1		894.7		13.1	13.0

Headline PBIT	6,19	1,661.6		1,531.0		8.5	9.0

Headline PBIT margin	6,19	15.1%		14.8%

Headline gross margin margin	6,19	16.5%		16.1%

Headline PBT	19	1,458.0		1,317.1		10.7	11.2

Earnings per share[2]

Basic earnings per ordinary share	9	72.4	p	66.2	p	9.4	9.1

Diluted earnings per ordinary share	9	69.6	p	62.8	p	10.8	10.6

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

Unaudited preliminary consolidated statement of comprehensive income for the year ended

31 December 2013

£ million	2013	2012

Profit for the year	1,012.1	894.7

Items that may be reclassified subsequently to profit or loss:

Exchange adjustments on foreign currency net investments	(372.6)	(305.2)

Gain/(loss) on revaluation of available for sale investments	72.0	(3.5)

	(300.6)	(308.7)

Items that will not be reclassified subsequently to profit or loss:

Actuarial gain/(loss) on defined benefit pension plans	76.2	(83.9)

Deferred tax on defined benefit pension plans	(1.2)	7.3

	75.0	(76.6)

Other comprehensive loss relating to the year	(225.6)	(385.3)

Total comprehensive income relating to the year	786.5	509.4

Attributable to:

Equity holders of the parent	727.0	444.2

Non-controlling interests	59.5	65.2

	786.5	509.4

Unaudited preliminary consolidated cash flow statement for the year ended

31 December 2013

£ million	Notes	2013	2012

Net cash inflow from operating activities	10	1,374.2	908.3

Investing activities

Acquisitions and disposals	10	(201.4)	(566.5)

Purchase of property, plant and equipment		(240.7)	(290.3)

Purchase of other intangible assets (including capitalised computer software)		(43.8)	(39.8)

Proceeds on disposal of property, plant and equipment		7.3	123.5

Net cash outflow from investing activities		(478.6)	(773.1)

Financing activities

Share option proceeds		42.4	56.0

Cash consideration for non-controlling interests	10	(19.6)	(20.1)

Share repurchases and buybacks	10	(197.0)	(134.5)

Net increase in borrowings	10	436.8	380.5

Financing and share issue costs		(19.1)	(8.2)

Equity dividends paid		(397.3)	(306.6)

Dividends paid to non-controlling interests in subsidiary undertakings		(53.2)	(51.9)

Net cash outflow from financing activities		(207.0)	(84.8)

Net increase in cash and cash equivalents		688.6	50.4

Translation differences		(164.7)	(119.3)

Cash and cash equivalents at beginning of year		1,359.3	1,428.2

Cash and cash equivalents at end of year	10	1,883.2	1,359.3

Reconciliation of net cash flow to movement in net debt:

Net increase in cash and cash equivalents		688.6	50.4

Cash inflow from increase in debt financing		(418.1)	(372.5)

Debt acquired		-	(20.0)

Conversion of bond to equity		449.9	-

Other movements		21.0	3.4

Translation differences		(160.6)	(17.7)

Movement of net debt in the year		580.8	(356.4)

Net debt at beginning of year		(2,821.2)	(2,464.8)

Net debt at end of year	11	(2,240.4)	(2,821.2)

Unaudited preliminary consolidated balance sheet as at 31 December 2013

£ million	Notes	2013	2012

Non-current assets

Intangible assets:

Goodwill	12	9,472.8	9,457.2

Other	13	1,667.8	1,827.4

Property, plant and equipment		773.3	768.3

Interests in associates and joint ventures		792.8	887.2

Other investments		270.6	176.5

Deferred tax assets		119.4	91.2

Trade and other receivables	14	158.5	245.1

		13,255.2	13,452.9

Current assets

Inventory and work in progress		304.5	348.2

Corporate income tax recoverable		136.0	124.2

Trade and other receivables	14	9,088.1	9,007.0

Cash and short-term deposits		2,221.6	1,945.3

		11,750.2	11,424.7

Current liabilities

Trade and other payables	15	(10,710.7)	(10,907.8)

Corporate income tax payable		(120.1)	(102.9)

Bank overdrafts and loans		(941.4)	(1,085.9)

		(11,772.2)	(12,096.6)

Net current liabilities		(22.0)	(671.9)

Total assets less current liabilities		13,233.2	12,781.0

Non-current liabilities

Bonds and bank loans		(3,520.6)	(3,680.6)

Trade and other payables	16	(457.6)	(512.0)

Corporate income tax payable		(362.6)	(375.3)

Deferred tax liabilities		(650.7)	(680.3)

Provisions for post-employment benefits		(247.5)	(335.6)

Provisions for liabilities and charges		(147.7)	(136.6)

		(5,386.7)	(5,720.4)

Net assets		7,846.5	7,060.6

Equity

Called-up share capital	17	134.9	126.5

Share premium account		483.4	175.9

Shares to be issued		0.5	1.8

Other reserves		318.5	(4,513.0)

Own shares		(253.0)	(166.5)

Retained earnings		6,902.5	11,186.3

Equity share owners’ funds		7,586.8	6,811.0

Non-controlling interests		259.7	249.6

Total equity		7,846.5	7,060.6

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2013

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total

Balance at 1 January 2013	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6

Reclassification due to Group reconstruction[1]	-	(176.0)	-	5,133.7	-	(4,957.7)	-	-	-

Ordinary shares issued	0.7	41.7	(1.3)	1.2	-	-	42.3	-	42.3

Share issue/cancellation costs	-	(0.4)	-	-	-	-	(0.4)	-	(0.4)

Shares issued on conversion of bond	7.7	442.2	-	-	-	-	449.9	-	449.9

Reclassification of convertible bond	-	-	-	(44.5)	-	36.1	(8.4)		(8.4)

Deferred tax on convertible bond	-	-	-	9.7	-	(7.8)	1.9	-	1.9

Treasury share additions	-	-	-	-	(17.6)	-	(17.6)	-	(17.6)

Treasury share allocations	-	-	-	-	3.3	(3.3)	-	-	-

Exchange adjustments on foreign currency net investments	-	-	-	(356.5)	-	-	(356.5)	(16.1)	(372.6)

Net profit for the year	-	-	-	-	-	936.5	936.5	75.6	1,012.1

Dividends paid	-	-	-	-	-	(397.3)	(397.3)	(53.2)	(450.5)

Non-cash share-based incentive plans (including share options)	-	-	-	-	-	105.4	105.4	-	105.4

Tax adjustment on share-based payments	-	-	-	-	-	47.9	47.9	-	47.9

Net movement in own shares held by ESOP Trusts	-	-	-	-	(72.2)	(107.2)	(179.4)	-	(179.4)

Actuarial gain on defined benefit pension plans	-	-	-	-	-	76.2	76.2	-	76.2

Deferred tax on defined benefit pension plans	-	-	-	-	-	(1.2)	(1.2)	-	(1.2)

Gains on revaluation of available for sale investments	-	-	-	72.0	-	-	72.0	-	72.0

Recognition/remeasurement of financial instruments	-	-	-	(2.4)	-	(0.2)	(2.6)	-	(2.6)

Share purchases – close period commitments	-	-	-	18.3	-	-	18.3	-	18.3

Acquisition of subsidiaries[2]	-	-	-	-	-	(11.2)	(11.2)	3.8	(7.4)

Balance at 31 December 2013	134.9	483.4	0.5	318.5	(253.0)	6,902.5	7,586.8	259.7	7,846.5

Total comprehensive income relating to the year ended 31 December 2013 was £786.5 million (2012: £509.4 million)

1 On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account and merger reserve (included in other reserves) have been transferred to retained earnings.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2013 (continued)

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total

Balance at 1 January 2012	126.6	105.7	2.4	(4,197.3)	(177.6)	10,803.5	6,663.3	231.0	6,894.3

Ordinary shares issued	1.0	55.0	(0.6)	0.5	-	-	55.9	-	55.9

Share issue/cancellation costs	-	(0.2)	-	-	-	-	(0.2)	-	(0.2)

Share cancellations	(0.7)	-	-	0.7	-	(55.1)	(55.1)	-	(55.1)

Treasury share additions	-	-	-	-	(0.6)	-	(0.6)	-	(0.6)

Treasury share allocations	-	-	-	-	0.9	(0.9)	-	-	-

Treasury share cancellations	(0.6)	-	-	0.6	37.2	(37.2)	-	-	-

Exchange adjustments on foreign currency net investments	-	-	-	(298.4)	-	-	(298.4)	(6.8)	(305.2)

Net profit for the year	-	-	-	-	-	822.7	822.7	72.0	894.7

Dividends paid	-	-	-	-	-	(306.6)	(306.6)	(51.9)	(358.5)

Scrip dividend	0.2	15.4	-	-	-	(15.6)	-	-	-

Non-cash share-based incentive plans (including share options)	-	-	-	-	-	92.8	92.8	-	92.8

Tax adjustment on share-based payments	-	-	-	-	-	18.3	18.3	-	18.3

Net movement in own shares held by ESOP Trusts	-	-	-	-	(26.4)	(52.4)	(78.8)	-	(78.8)

Actuarial loss on defined benefit pension plans	-	-	-	-	-	(83.9)	(83.9)	-	(83.9)

Deferred tax on defined benefit pension plans	-	-	-	-	-	7.3	7.3	-	7.3

Loss on revaluation of available for sale investments	-	-	-	(3.5)	-	-	(3.5)	-	(3.5)

Recognition/remeasurement of financial instruments	-	-	-	2.7	-	14.8	17.5	-	17.5

Share purchases – close period commitments	-	-	-	(18.3)	-	-	(18.3)	-	(18.3)

Acquisition of subsidiaries[1]	-	-	-	-	-	(21.4)	(21.4)	5.3	(16.1)

Balance at 31 December 2012	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 171 to 179 of the 2012 Annual Report and Accounts.

During the year the Group adopted IAS 19 (amended): Employee Benefits. As a result, the interest cost on pension plan liabilities and expected return on plan assets reported in previous years have been replaced with a net interest amount. The Group has amended the presentation of prior year comparative amounts to reflect these requirements. There is no material impact of adopting IAS 19 (amended) on the profit for any of the years presented. No other Standards that have been adopted during the year have had a significant impact on the financial statements of the Group except for additional disclosures. No other changes have been made to the Group’s accounting policies in the year ended 31 December 2013.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2013 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory Information

The financial information included in this preliminary announcement does not constitute statutory accounts. On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced which is now called WPP plc. The previous parent company has been renamed and re-registered as WPP 2012 Limited. The statutory accounts for the year ended 31 December 2012 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2013 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2013 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 27 February 2014.

Notes to the unaudited preliminary consolidated financial statements (continued)

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited consolidated financial statements have been prepared on this basis.

The 2013 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.5646 to the pound (2012: US$1.5852) and €1.1776 to the pound (2012: €1.2336). The unaudited preliminary consolidated balance sheet as at 31 December 2013 has been prepared using the exchange rates on that day of US$1.6566 to the pound (2012: US$1.6242) and €1.2014 to the pound (2012: €1.2307).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	2013	2012

Staff costs	6,477.1	6,106.1

Establishment costs	727.4	690.6

Other operating costs	1,461.3	1,477.0

Total operating costs	8,665.8	8,273.7

Staff costs include:

£ million	2013	2012

Wages and salaries	4,481.4	4,289.7

Cash-based incentive plans	222.2	198.1

Share-based incentive plans	105.4	92.8

Social security costs	577.3	524.7

Pension costs	151.3	148.7

Severance	26.9	50.8

Other staff costs	912.6	801.3

	6,477.1	6,106.1

Staff cost to revenue ratio	58.8%	58.9%

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Other operating costs include:

£ million	2013	2012

Amortisation and impairment of acquired intangible assets	179.8	171.9

Goodwill impairment	23.3	32.0

Gains on disposal of investments	(6.0)	(26.8)

Gains on remeasurement of equity interest on acquisition of controlling interest	(30.0)	(5.3)

Investment write-downs	0.4	19.6

Gain on sale of freehold property in New York	-	(71.4)

Cost of changes to corporate structure	-	4.1

Restructuring costs	5.0	93.4

The goodwill impairment charge of £23.3 million (2012: £32.0 million) relates to a number of under-performing businesses in the Group, of which £5.6 million (2012: nil) is in relation to associates. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. Investment write-downs of £0.4 million (2012: £19.6 million) relate to certain non-core minority investments in the US where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

In 2013, the Group incurred restructuring costs of £5.0 million as a result of the continuing rationalisation of its IT infrastructure, a project initiated in 2012. Restructuring costs in 2012 of £93.4 million included £62.9 million of severance costs arising from a structural reassessment of certain of the Group’s operations, primarily in Western Continental Europe; and £30.5 million of other costs, primarily accelerated depreciation of IT assets in the US and Europe, arising from the overhaul of its centralised IT infrastructure.

Operating profit includes credits totalling £19.9 million (2012: £19.8 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2012.

Share of results of associates include:

£ million	2013	2012

Share of profit before interest and taxation	111.0	105.1

Share of exceptional losses	(10.7)	(3.0)

Share of interest and non-controlling interests	(4.6)	(1.6)

Share of taxation	(27.6)	(31.1)

	68.1	69.4

Notes to the unaudited preliminary consolidated financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	2013	2012

Income from available for sale investments	10.1	1.2

Interest income	54.2	54.7

	64.3	55.9

Finance costs include:

£ million	2013	2012

Net Interest expense on pension plans[1]	11.4	11.3

Interest on other long-term employee benefits	1.7	1.7

Interest payable and similar charges	254.8	256.8

	267.9	269.8

Revaluation of financial instruments include:

£ million	2013	2012

Movements in fair value of treasury instruments	6.3	(14.8)

Revaluation of put options over non-controlling interests	(1.1)	(5.1)

Revaluation of payments due to vendors (earnout agreements)	15.8	15.2

	21.0	(4.7)

1 Comparative figures have been restated to reflect the requirements of IAS 19 (amended): Employee Benefits (as outlined in note 2).

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	2013	2012

Revenue

Advertising and Media Investment Management	4,578.8	4,273.2

Data Investment Management[1]	2,549.7	2,460.2

Public Relations & Public Affairs	920.7	917.1

Branding & Identity, Healthcare and Specialist Communications	2,970.2	2,722.6

	11,019.4	10,373.1

Gross profit

Advertising and Media Investment Management	4,463.6	4,201.3

Data Investment Management[1]	1,843.7	1,768.9

Public Relations & Public Affairs	907.5	901.1

Branding & Identity, Healthcare and Specialist Communications	2,861.3	2,643.5

	10,076.1	9,514.8

Headline PBIT[2]

Advertising and Media Investment Management	824.4	754.5

Data Investment Management[1]	263.8	246.9

Public Relations & Public Affairs	133.8	136.4

Branding & Identity, Healthcare and Specialist Communications	439.6	393.2

	1,661.6	1,531.0

Headline PBIT margin

Advertising and Media Investment Management	18.0%	17.7%

Data Investment Management[1]	10.3%	10.0%

Public Relations & Public Affairs	14.5%	14.9%

Branding & Identity, Healthcare and Specialist Communications	14.8%	14.4%

	15.1%	14.8%

Headline gross margin margin[3]

Advertising and Media Investment Management	18.5%	18.0%

Data Investment Management[1]	14.3%	14.0%

Public Relations & Public Affairs	14.7%	15.1%

Branding & Identity, Healthcare and Specialist Communications	15.4%	14.9%

	16.5%	16.1%

1 Data Investment Management was previously reported as Consumer Insight.

2 Headline PBIT is defined in note 19.

3 Headline gross margin margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2013	2012

Revenue

North America[1]	3,744.7	3,546.5

United Kingdom	1,414.0	1,275.2

Western Continental Europe	2,592.6	2,439.2

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,268.1	3,112.2

	11,019.4	10,373.1

Gross profit

North America[1]	3,547.0	3,365.0

United Kingdom	1,303.9	1,155.7

Western Continental Europe	2,217.8	2,121.5

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,007.4	2,872.6

	10,076.1	9,514.8

Headline PBIT[2]

North America[1]	616.5	578.6

United Kingdom	204.7	173.3

Western Continental Europe	272.0	252.9

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	568.4	526.2

	1,661.6	1,531.0

Headline PBIT margin

North America[1]	16.5%	16.3%

United Kingdom	14.5%	13.6%

Western Continental Europe	10.5%	10.4%

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	17.4%	16.9%

	15.1%	14.8%

Headline gross margin margin[3]

North America[1]	17.4%	17.2%

United Kingdom	15.7%	15.0%

Western Continental Europe	12.3%	11.9%

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	18.9%	18.3%

	16.5%	16.1%

1 North America includes the US with revenue of £3,498.1 million (2012: £3,309.4 million), gross profit of £3,310.8 million (2012: £3,138.7 million) and headline PBIT of £582.6 million (2012: £547.8 million).

2 Headline PBIT is defined in note 19.

3 Headline gross margin margin is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Taxation

The headline tax rate was 20.2% (2012: 21.2%). The tax rate on reported PBT was 21.9% (2012: 18.1%). The cash tax rate on headline PBT1 was 18.7% (2012: 19.5%).

The tax charge comprises:

£ million	2013	2012

Corporation tax

Current year	359.1	335.5

Prior years	(48.1)	(41.7)

Tax credit relating to restructuring costs	-	(15.7)

	311.0	278.1

Deferred tax

Current year	(9.0)	(14.4)

Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(10.6)	(86.0)

Deferred tax on gain on sale of freehold property in New York	-	20.0

	(19.6)	(80.4)

Prior years	(7.7)	(0.5)

	(27.3)	(80.9)

Tax charge	283.7	197.2

The calculation of the headline tax rate is as follows:
£ million	2013	2012

Headline PBT[1]	1,458.0	1,317.1

Tax charge	283.7	197.2

Deferred tax on gain on sale of freehold property in New York	-	(20.0)

Tax credit relating to restructuring costs	-	15.7

Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	10.6	86.0

Headline tax charge	294.3	278.9

Headline tax rate	20.2%	21.2%

8.	Ordinary dividends

The Board has recommended a final dividend of 23.65p (2012: 19.71p) per ordinary share in addition to the interim dividend of 10.56p (2012: 8.80p) per share. This makes a total for the year of 34.21p (2012: 28.51p). Payment of the final dividend of 23.65p per ordinary share will be made on 7 July 2014 to holders of ordinary shares in the Company on 6 June 2014.

1 Headline PBT is defined in note 19.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2013		2012		+/(-)%	Constant Currency +/(-)%

Reported earnings[1] (£ million)	936.5		822.7

Headline earnings (£ million) (note 19)	1,088.1		966.2

Average shares used in basic EPS calculation (million)	1,293.8		1,243.4

Reported EPS	72.4	p	66.2	p	9.4	9.1

Headline EPS	84.1	p	77.7	p	8.2	7.9

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	2013		2012		+/(-)%	Constant Currency +/(-)%

Diluted reported earnings (£ million)	947.1		848.8

Diluted headline earnings (£ million)	1,098.7		992.3

Average shares used in diluted EPS calculation (million)	1,360.3		1,352.6

Diluted reported EPS	69.6	p	62.8	p	10.8	10.6

Diluted headline EPS	80.8	p	73.4	p	10.1	9.7

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. During the year ended 31 December 2013, these bonds were converted into 76.5 million shares. For the year ended 31 December 2013 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million (2012: £26.1 million) for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2013	2012

Average shares used in basic EPS calculation	1,293.8	1,243.4

Dilutive share options outstanding	6.8	4.9

Other potentially issuable shares	30.8	27.8

£450 million 5.75% convertible bonds	28.9	76.5

Shares used in diluted EPS calculation	1,360.3	1,352.6

At 31 December 2013 there were 1,348,733,317 (2012: 1,265,407,107) ordinary shares in issue.

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 20:

Net cash inflow from operating activities:

£ million	2013	2012

Profit for the year	1,012.1	894.7

Taxation	283.7	197.2

Revaluation of financial instruments	(21.0)	4.7

Finance costs	267.9	269.8

Finance income	(64.3)	(55.9)

Share of results of associates	(68.1)	(69.4)

Operating profit	1,410.3	1,241.1

Adjustments for:

Non-cash share-based incentive plans (including share options)	105.4	92.8

Depreciation of property, plant and equipment	202.0	191.0

Goodwill impairment	23.3	32.0

Amortisation and impairment of acquired intangible assets	179.8	171.9

Amortisation of other intangible assets	32.7	33.7

Investment write-downs	0.4	19.6

Gains on disposal of investments	(6.0)	(26.8)

Gains on remeasurement of equity interest on acquisition of controlling interest	(30.0)	(5.3)

Gain on sale of freehold property in New York	-	(71.4)

(Gains)/losses on sale of property, plant and equipment	(0.4)	0.7

Operating cash flow before movements in working capital and provisions	1,917.5	1,679.3

Movements in working capital and provisions	(133.4)	(388.2)

Cash generated by operations	1,784.1	1,291.1

Corporation and overseas tax paid	(273.3)	(257.0)

Interest and similar charges paid	(254.7)	(228.3)

Interest received	51.3	56.6

Investment income	10.1	1.2

Dividends from associates	56.7	44.7

	1,374.2	908.3

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2013	2012

Initial cash consideration	(165.1)	(462.0)

Cash and cash equivalents acquired (net)	25.0	46.6

Earnout payments	(27.7)	(85.7)

Loan note redemptions	-	(1.0)

Purchase of other investments (including associates)	(45.6)	(111.4)

Proceeds on disposal of investments	12.0	47.0

Acquisitions and disposals	(201.4)	(566.5)

Cash consideration for non-controlling interests	(19.6)	(20.1)

Net acquisition payments and investments	(221.0)	(586.6)

Share repurchases and buybacks:

£ million	2013	2012

Purchase of own shares by ESOP Trusts	(179.4)	(78.8)

Share cancellations	-	(55.1)

Shares purchased into treasury	(17.6)	(0.6)

	(197.0)	(134.5)

Net increase in borrowings:

£ million	2013	2012

Proceeds from issue of €750 million bonds	624.8	-

Proceeds from issue of $500 million bonds	314.2	312.1

Proceeds from issue of $300 million bonds	-	187.3

Repayment of €600 million bonds	(502.1)	-

Repayment of convertible bonds	(0.1)	-

Decrease in drawings on bank loans	-	(79.7)

Repayment of debt acquired	-	(20.0)

Repayment of $30 million TNS private placements	-	(19.2)

	436.8	380.5

Cash and cash equivalents:

£ million	2013	2012

Cash at bank and in hand	2,099.1	1,721.4

Short-term bank deposits	122.5	223.9

Overdrafts[1]	(338.4)	(586.0)

	1,883.2	1,359.3

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Net debt

£ million	2013	2012

Cash and short-term deposits	2,221.6	1,945.3

Bank overdrafts and loans due within one year	(941.4)	(1,085.9)

Bonds and bank loans due after one year	(3,520.6)	(3,680.6)

	(2,240.4)	(2,821.2)

The Group estimates that the fair value of convertible and corporate bonds is £4,344.9 million at 31 December 2013 (2012: £4,759.7 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2013	2012

Within one year	(807.8)	(721.4)

Between one and two years	(575.3)	(1,244.8)

Between two and three years	(757.5)	(529.6)

Between three and four years	(500.0)	(707.4)

Between four and five years	(92.0)	(465.1)

Over five years	(2,968.3)	(1,610.3)

Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,700.9)	(5,278.6)

Short-term overdrafts – within one year	(338.4)	(586.0)

Future anticipated cash flows	(6,039.3)	(5,864.6)

Effect of discounting/financing rates	1,577.3	1,098.1

Debt financing	(4,462.0)	(4,766.5)

Cash and short-term deposits	2,221.6	1,945.3

Net debt	(2,240.4)	(2,821.2)

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £15.6 million (2012: £26.4 million) in the year. This movement includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by £49.1 million (2012: increased by £37.5 million) in the year.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2013 and the date these preliminary financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	2013	2012

Brands with an indefinite useful life	957.9	993.1

Acquired intangibles	613.6	746.0

Other (including capitalised computer software)	96.3	88.3

	1,667.8	1,827.4

14.	Trade and other receivables

Amounts falling due within one year:

£ million	2013	2012

Trade receivables	5,986.5	6,204.2

VAT and sales taxes recoverable	82.0	75.6

Prepayments and accrued income	2,533.3	2,232.2

Fair value of derivatives	57.9	28.5

Other debtors	428.4	466.5

	9,088.1	9,007.0

Amounts falling due after more than one year:

£ million	2013	2012

Prepayments and accrued income	24.5	29.5

Other debtors	78.7	73.9

Fair value of derivatives	55.3	141.7

	158.5	245.1

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	2013	2012

Trade payables	7,150.2	7,227.5

Deferred income	917.8	880.2

Payments due to vendors (earnout agreements)	49.7	33.4

Liabilities in respect of put option agreements with vendors	53.5	64.3

Fair value of derivatives	41.8	31.6

Share purchases - close period commitments	-	18.2

Other creditors and accruals	2,497.7	2,652.6

	10,710.7	10,907.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	2013	2012

Payments due to vendors (earnout agreements)	143.8	160.6

Liabilities in respect of put option agreements with vendors	85.6	80.0

Fair value of derivatives	19.9	79.7

Other creditors and accruals	208.3	191.7

	457.6	512.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

£ million	2013	2012

Within one year	49.7	33.4

Between 1 and 2 years	26.1	35.7

Between 2 and 3 years	44.1	28.7

Between 3 and 4 years	54.0	30.4

Between 4 and 5 years	12.9	63.8

Over 5 years	6.7	2.0

	193.5	194.0

The Group’s approach to payments due to vendors is outlined in note 21. The following table sets out the movements of deferred and earnout related obligations during the year:

£ million	2013	2012

At the beginning of the year	194.0	234.1

Earnouts paid	(27.7)	(85.7)

New acquisitions	51.9	61.5

Revision of estimates taken to goodwill	(5.7)	8.6

Revaluation of payments due to vendors (note 5)	(15.8)	(15.2)

Exchange adjustments	(3.2)	(9.3)

At the end of the year	193.5	194.0

The Group does not consider there to be any material contingent liabilities as at 31 December 2013.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.	Issued share capital – movement in the year

Number of equity ordinary shares (million)	2013	2012

At the beginning of the year	1,265.4	1,266.4

Conversion of bond to equity	76.5	-

Exercise of share options	6.8	10.0

Share cancellations	-	(6.7)

Scrip dividend	-	2.0

Treasury share cancellations	-	(6.3)

At the end of the year	1,348.7	1,265.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for either year presented.

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the year ended 31 December 2013:

£ million	2013	2012

Profit before interest and taxation	1,478.4	1,310.5

Amortisation and impairment of acquired intangible assets	179.8	171.9

Goodwill impairment	23.3	32.0

Gains on disposal of investments	(6.0)	(26.8)

Gains on remeasurement of equity interest on acquisition of controlling interest	(30.0)	(5.3)

Investment write-downs	0.4	19.6

Cost of changes to corporate structure	-	4.1

Gain on sale of freehold property in New York	-	(71.4)

Restructuring costs	5.0	93.4

Share of exceptional losses of associates	10.7	3.0

Headline PBIT	1,661.6	1,531.0

Finance income	64.3	85.9

Finance costs	(267.9)	(299.8)

	(203.6)	(213.9)

Interest cover on headline PBIT	8.2 times	7.2 times

Calculation of headline EBITDA:

£ million	2013	2012

Headline PBIT (as above)	1,661.6	1,531.0

Depreciation of property, plant and equipment	202.0	191.0

Amortisation of other intangible assets	32.7	33.7

Headline EBITDA	1,896.3	1,755.7

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Headline PBIT margins before and after share of results of associates:

£ million	Margin	2013	Margin	2012

Revenue		11,019.4		10,373.1

Headline PBIT	15.1%	1,661.6	14.8%	1,531.0

Share of results of associates (excluding exceptional gains/losses)		78.8		72.4

Headline PBIT excluding share of results of associates	14.4%	1,582.8	14.1%	1,458.6

Headline gross margin margins before and after share of results of associates:
£ million	Margin	2013	Margin	2012

Gross profit		10,076.1		9,514.8

Headline PBIT	16.5%	1,661.6	16.1%	1,531.0

Share of results of associates (excluding exceptional gains/losses)		78.8		72.4

Headline PBIT excluding share of results of associates	15.7%	1,582.8	15.3%	1,458.6

Reconciliation of profit before taxation to headline PBT and headline earnings for the year ended 31 December 2013:

£ million	2013	2012

Profit before taxation	1,295.8	1,091.9

Amortisation and impairment of acquired intangible assets	179.8	171.9

Goodwill impairment	23.3	32.0

Gains on disposal of investments	(6.0)	(26.8)

Gains on remeasurement of equity interest on acquisition of controlling interest	(30.0)	(5.3)

Investment write-downs	0.4	19.6

Cost of changes to corporate structure	-	4.1

Gain on sale of freehold property in New York	-	(71.4)

Restructuring costs	5.0	93.4

Share of exceptional losses of associates	10.7	3.0

Revaluation of financial instruments	(21.0)	4.7

Headline PBT	1,458.0	1,317.1

Headline tax charge (note 7)	(294.3)	(278.9)

Non-controlling interests	(75.6)	(72.0)

Headline earnings	1,088.1	966.2

Ordinary dividends	397.3	322.2

Dividend cover on headline earnings	2.7 times	3.0 times

Notes to the unaudited preliminary consolidated financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the year ended 31 December 2013:

£ million	2013	2012

Cash generated by operations	1,784.1	1,291.1

Plus:

Interest received	51.3	56.6

Investment income	10.1	1.2

Dividends from associates	56.7	44.7

Share option proceeds	42.4	56.0

Proceeds on disposal of property, plant and equipment	7.3	123.5

Movements in working capital and provisions	133.4	388.2

Less:

Interest and similar charges paid	(254.7)	(228.3)

Purchase of property, plant and equipment	(240.7)	(290.3)

Purchase of other intangible assets (including capitalised computer software)	(43.8)	(39.8)

Corporation and overseas tax paid	(273.3)	(257.0)

Dividends paid to non-controlling interests in subsidiary undertakings	(53.2)	(51.9)

Free cash flow	1,219.6	1,094.0

Notes to the unaudited preliminary consolidated financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2013, the Group has access to £5.3 billion of committed bank facilities with maturity dates spread over the years 2014 to 2043 as illustrated below:

£ million		Maturity by Year

		2014	2015	2016	2017	2018+

US bond $500m (5.625% ‘43)	301.8					301.8

US bond $300m (5.125% ’42)	181.1					181.1

Eurobonds €750m (3.0% ’23)	624.3					624.3

US bond $500m (3.625% ’22)	301.8					301.8

US bond $812m (4.75% ’21)	490.4					490.4

£ bonds £200m (6.375% ’20)	200.0					200.0

£ bonds £400m (6.0% ’17)	400.0				400.0

Bank revolver ($1,200m and £475m)	1,199.4			1,199.4

Eurobonds €750m (6.625% ’16)	624.3			624.3

Eurobonds €500m (5.25% ’15)	416.2		416.2

US bond $600m (8.0% ’14)	362.2	362.2

US bond $369m (5.875% ’14)	222.5	222.5

TNS private placements $25m	15.1	15.1

Total committed facilities available	5,339.1	599.8	416.2	1,823.7	400.0	2,099.4

Drawn down facilities at 31 December 2013	4,139.7	599.8	416.2	624.3	400.0	2,099.4

Undrawn committed credit facilities	1,199.4

Drawn down facilities at 31 December 2013	4,139.7

Net cash at 31 December 2013	(1,883.2)

Other adjustments	(16.1)

Net debt at 31 December 2013	2,240.4

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2012 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2013.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial Instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3	Carrying value

Derivatives in designated hedge relationships

Derivative assets	-	111.8	-	111.8

Derivative liabilities	-	(61.5)	-	(61.5)

Held for trading

Derivative assets	-	1.4	-	1.4

Derivative liabilities	-	(0.2)	-	(0.2)

Payments due to vendors (earnout agreements) (note 16)	-	-	(193.5)	(193.5)

Liabilities in respect of put options	-	-	(139.1)	(139.1)

Available for sale

Other investments	23.0	-	247.6	270.6

31 December 2013	23.0	51.5	(85.0)	(10.5)

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Financial Instruments (continued)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments	Carrying value

1 January 2013	(144.3)	176.5	32.2

Losses recognised in the income statement	(1.1)	-	(1.1)

Gains recognised in other comprehensive income	-	72.0	72.0

Exchange adjustments	8.9	(1.4)	7.5

Additions	(12.9)	5.5	(7.4)

Disposals	-	(5.0)	(5.0)

Settlements	10.3	-	10.3

31 December 2013	(139.1)	247.6	108.5

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) and liabilities in respect of put option agreements are recorded at fair value, which is the present value of the expected cash outflows of the obligations. These obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2013, the weighted average growth rate in estimating future financial performance was 18.7%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £5.1 million and £4.5 million, respectively. An increase in the liability would result in a reduction in the revaluation of financial instruments (note 5), while a decrease would result in a further gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the year and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2012. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 162 to 165 of the published 2012 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2012 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

■

The Group competes for clients in a highly competitive industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

■

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data

■

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group operates on a largely decentralised basis with a large number of different agencies and operating entities and the resulting size and diversity of the operational systems increases the vulnerability of such systems to breakdown or malicious intrusion.

Economic

■	The Group’s businesses are subject to recessionary economic cycles. Many of the economies in which the Group operates currently have significant economic challenges.

Financial

■	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.
■	The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.
■	The Group is subject to credit risk through the default of a client or other counterparty.

Mergers & Acquisitions

■	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.
■	Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Principal risks and Uncertainties (continued)

Operational

■	The Group operates in 110 countries and is exposed to the risks of doing business internationally.

People

■	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

Regulatory/Legal

■	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
■	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective or harmful.
■	The Group is subject to anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.
■	Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

Appendix 2: Preliminary results for the year ended 31 December 2013 in reportable US Dollars1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2013

$ million	2013	2012	+/(-)%

Billings	72,344.5	70,459.1	2.7

Revenue	17,251.5	16,459.3	4.8

Direct costs	(1,477.0)	(1,361.9)	(8.5)

Gross profit	15,774.5	15,097.4	4.5

Operating costs	(13,547.9)	(13,120.8)	(3.3)

Operating profit	2,226.6	1,976.6	12.6

Share of results of associates	107.8	110.3	(2.3)

Profit before interest and taxation	2,334.4	2,086.9	11.9

Finance income	101.2	88.7	14.1

Finance costs	(418.7)	(427.7)	2.1

Revaluation of financial instruments	34.4	(6.5)	-

Profit before taxation	2,051.3	1,741.4	17.8

Taxation	(448.1)	(315.4)	(42.1)

Profit for the year	1,603.2	1,426.0	12.4

Attributable to:

Equity holders of the parent	1,485.1	1,311.5	13.2

Non-controlling interests	118.1	114.5	(3.1)

	1,603.2	1,426.0	12.4

Headline PBIT	2,620.1	2,439.3	7.4

Headline PBIT margin	15.2%	14.8%

Headline gross margin margin	16.6%	16.2%

Headline PBT	2,302.6	2,100.3	9.6

Reported earnings per share[2]

Basic earnings per ordinary share	114.8 ¢	105.5 ¢	8.8

Diluted earnings per ordinary share	110.4 ¢	100.0 ¢	10.4

Headline earnings per share[2]

Basic earnings per ordinary share	132.9 ¢	123.9 ¢	7.3

Diluted earnings per ordinary share	127.6 ¢	117.0 ¢	9.1

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of US$1.5646 to the pound for the year ended 31 December 2013 (2012: US$1.5852).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Preliminary results for the year ended 31 December 2013 in reportable Euros1

Unaudited illustrative preliminary consolidated income statement for the year ended 31 December 2013

€ million	2013	2012	+/(-)%

Billings	54,431.2	54,765.7	(0.6)

Revenue	12,978.1	12,796.3	1.4

Direct costs	(1,111.0)	(1,059.5)	(4.9)

Gross profit	11,867.1	11,736.8	1.1

Operating costs	(10,201.5)	(10,200.9)	-

Operating profit	1,665.6	1,535.9	8.4

Share of results of associates	80.5	85.7	(6.1)

Profit before interest and taxation	1,746.1	1,621.6	7.7

Finance income	75.8	69.0	9.9

Finance costs	(315.4)	(332.6)	5.2

Revaluation of financial instruments	25.1	(6.1)	-

Profit before taxation	1,531.6	1,351.9	13.3

Taxation	(335.1)	(243.9)	(37.4)

Profit for the year	1,196.5	1,108.0	8.0

Attributable to:

Equity holders of the parent	1,107.6	1,018.8	8.7

Non-controlling interests	88.9	89.2	0.3

	1,196.5	1,108.0	8.0

Headline PBIT	1,961.6	1,892.4	3.7

Headline PBIT margin	15.1%	14.8%

Headline gross margin margin	16.5%	16.1%

Headline PBT	1,722.0	1,628.7	5.7

Reported earnings per share[2]

Basic earnings per ordinary share	85.6 ¢	81.9 ¢	4.5

Diluted earnings per ordinary share	82.3 ¢	77.7 ¢	5.9

Headline earnings per share[2]

Basic earnings per ordinary share	99.4 ¢	96.1 ¢	3.4

Diluted earnings per ordinary share	95.4 ¢	90.7 ¢	5.2

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the years presented. Among other currencies, this includes an average exchange rate of €1.1776 to the pound for the year ended 31 December 2013 (2012: €1.2336).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group. Net debt at a year end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2013 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit/net sales

The Group uses the terms gross margin, gross profit and net sales interchangeably. Headline gross margin margin (also referred to as net sales margin) is calculated as headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items and, in 2012, deferred tax on gain on sale of freehold property in New York and tax credit relating to restructuring costs) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York and costs incurred in changing the corporate structure of the Group.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York and costs incurred in changing the corporate structure of the Group.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate year in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.